United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: PNC Financial Services Group Inc.

Name of persons relying on exemption: The Sisters of St. Joseph, Brentwood and the Dominican Sisters of Hope.

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Proponents urge you to vote FOR Item 4, shareholder proposal on Risks Associated with Financing the Nuclear Weapons Industry, at the PNC Financial Services Annual Meeting of Shareholders on April 27, 2022.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

The proposal requests reporting on the effectiveness of PNC’s Environmental and Social Risk Management (“ESRM”) systems at managing risks associated with lending, investing, and financing activities within the nuclear weapons industry.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	PNC’s Environmental and Social Risk Management (“ESRM”) framework, due diligence processes, and screens lag behind peer practices and lack meaningful analysis of social risks;
2.	Rationale for the Board’s conclusion that its lending relationships with companies connected to the nuclear defense industry are consistent with the Company’s ESRM is lacking assurance and robustness, and fails to account for heightened risk during Russia’s Invasion of Ukraine;
3.	Many of the companies categorized as “nuclear weapons companies” that PNC finances do not have adequate systems in place to fulfill their human rights responsibilities and present reputational and legal risks; and
4.	PNC is exposed to legal, financial, and reputational risk through its financing activities of the nuclear weapons industry, regardless of the size or scope of its investments, and shareholders are unable to determine how PNC is managing risks associated with financing nuclear weapons.

Arguments in Favor of the Proposal on Risks of Nuclear Weapons Financing

1.	PNC’s ESRM framework lags peer practices and does not explicitly address risks of nuclear weapons finance, despite the severity and likelihood of harm to potential stakeholders.

PNC has an Environmental and Social Risk Management framework to “assess, mitigate and manage environmental and social risks at both the portfolio and individual transaction levels through a framework that includes portfolio analysis, stress testing, and policies and procedures to govern our underwriting and portfolio management practices.” i Although PNC argues that its lending relationships with companies connected to the nuclear defense industry are consistent with the Company’s ESRM framework, the policy does not even include weapons, defense, military equipment or nuclear weapons among impacted sectors that present immediate, elevated, or emerging risks, despite the fact that nuclear weapons are now prohibited under international law following the entry into force of the Treaty on the Prohibition of Nuclear Weapons (TPNW).ii Given the absence of these sectors in the framework, it is impossible for investors to evaluate how the framework applies to these business relationships, whether PNC undertook a rigorous risk assessment, and if it is meeting its responsibility to respect human rights under the UN Guiding Principles on Business and Human Rights.

PNC’s ESRM appears to lack a robust analysis of social risks, as it has not publicly identified any sectors that require elevated due diligence because of exposure to social risk. It is unclear why the Company has identified sectors like auto manufacturing, steel, and building materials as “emerging/elevated” risks in its industry assessment, but not controversial or lethal weapons such as nuclear weapons.iii Based on these priorities, it appears the company’s ESRM exclusively focuses on climate risk. In PNC’s opposition statement, the Company asserts that its lending is subject to “management-level environmental and human rights risk assessment pursuant to PNC's ESRM framework”. However, the Company provides no disclosure of how its human rights due diligence process impacts lending decisions. PNC furthermore has no formal commitment to human rights, unlike peers such as Bank of America, Citigroup, and JP Morgan Chase.iv Additionally, PNC’s human rights reporting is narrowly focused on nondiscrimination and compliance with forced labor regulations. PNC’s process lags behind peers in terms of specificity and robustness. For example, Bank of America and Citigroup identify lethal or controversial weapons as requiring escalated due diligence or have policies to engage with companies in these sectors to ensure they are meeting their human rights responsibilities.

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Furthermore, PNC has made other commitments to stop lending to controversial or high-risk sectors like cluster munitions, which are illegal weapons under international law due to the significant risk they pose to civilians.v Prior to this commitment, PNC loaned $25 million in 2010 to a company contracted to produce cluster munitions, which were illegal under international law at the time.vi Like nuclear weapons, cluster munitions are deployed in a manner where that is unable to distinguish between civilians and combatants, and often kill or maim civilians and unintended targets. In this evolving legal landscape, nuclear weapons warrants a similar commitment to prohibit lending especially because the risk of nuclear weapons is arguably higher.

2.	Contrary to PNC’s conclusion that financial relationships with the nuclear weapons industry “do not pose a material credit, legal or reputational risk to PNC,” the Company is exposed to legal, financial, and reputational risk through its financing activities of the nuclear weapons industry.

PNC already lends over $1.9 billion to the nuclear weapons industry.vii Russia’s invasion of Ukraine and nuclear threats place us at higher risk of nuclear detonation than during the Cold War.viii Financing the production and stockpiling of nuclear weapons presents tremendous risks and enormous costs to global socioeconomic systems. For example, the human rights risks associated with nuclear weapons are severe and irremediable. Detonation of a nuclear weapon would cause “massive death and destruction, trigger large-scale displacement, and cause long-term harm to human health and well-being, as well as long-term damage to the environment, infrastructure, socioeconomic development and social order”.ix Existing medical infrastructure is not equipped to treat human health impacts from blast waves, thermal waves, radiation, and radioactive fallout generated by nuclear explosions.x Even the smaller “tactical” nuclear weapons being threatened by Russia present wide scale environmental, social, and health crises.xi Given the severity and nature of these risks, the property and casualty insurance industry has long determined that it cannot provide protection against a nuclear bomb. Nuclear discharges are excluded from nearly all insurance policies as the risks are viewed as impossible to insure against.xii A similar determination is appropriate for financial services with respect to financing.

The Bulletin of Atomic Scientists has set the “Doomsday Clock” at 100 seconds to midnight, citing increasing geopolitical tensions and undermining by nuclear armed countries of “practical and available diplomatic and security tools for managing nuclear risks”.xiii There is a high likelihood that spending on nuclear arsenals will increase, and the Biden administration recently authorized “first use” of nuclear weapons to respond to non-nuclear threats. xiv In this context, it is even more important that PNC implement a robust, proactive, risk-based approach to evaluate the potential legal, financial, and credit risks of involvement in financing this sector. In its opposition statement, PNC relies on the fact that its exposure to these companies only represents 0.2% of the company’s total loan portfolio. However, its ESRM should be implemented based on the potential harm to stakeholders associated with those investments, which is high. The fact that these companies reflect a small percentage of PNC’s total loan portfolio incentivizes a strict interpretation to conclude that ending all exposure to nuclear weapons financing is appropriate, as it will have limited impact on the overall portfolio.

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PNC has a responsibility under the UN Guiding Principles on Business and Human Rights (UNGPs) to address adverse human rights impacts that it may cause, contribute to, or be directly linked to its business. Recent guidance on the application of the UNGPs to the banking sector asserts that “a bank can contribute to an adverse impact through its own activities (actions or omissions)- either directly alongside other entities, or through some outside entity, such as a client.”xv The companies identified by the Proponents as “nuclear weapons companies” have contracts with the U.S. government and other governments to provide goods and services specifically designed to facilitate the stockpiling of nuclear weapons. Many companies that produce key components for nuclear weapons are incentivized to lobby for increased nuclear stockpiling and arms sales.xvi

Contrary to PNC’s argument that these companies “provide a myriad of products and services that benefit society and enhance the quality of human life”, defense contractors produce products intended for use in conflict to cause death and destruction. There is evidence showing that all of these companies have insufficient human rights protections and are failing to meet their responsibilities under international human rights and humanitarian law. For example, PNC made over $400 million in loans to Boeing in 2020 and holds over 160 million shares in the company as of December 2019.xvii Boeing has contracts to work on nuclear intercontinental ballistic missiles and nuclear gravity bombs, as well as contracts for U.S. and U.K. Trident II (D5) nuclear weapons. A recent report published by Amnesty International found that Boeing, along with several other companies PNC finances, are failing to meet their human rights responsibilities.xviii Civil society representatives brought a complaint to the U.S. National Contact Point against Boeing for failing to carry out human rights due diligence in relation to supplying military equipment to Saudi Arabia for use in Yemen.xix Gross human rights violations, including those that could amount to war crimes, have been committed throughout the conflict,xx and Boeing has been named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.xxi Boeing also reportedly spent over $13 million on lobbying in 2021.xxii Other companies PNC finances include General Dynamics, which is involved in producing components for U.S. and U.K. nuclear armed submarine launched ballistic missiles.xxiii A component manufactured by General Dynamics is linked to the 2018 school bus bombing carried out by the Saudi Arabian Armed Forces in Yemen, which resulted in the deaths of dozens of children and has been recognized as a war crime.xxiv General Dynamics has also repeatedly supplied a wide range of weapons systems and munitions to the Israeli Defense Forces, including weaponry reportedly used in attacks on Palestinian civilians that constitute human rights violations and war crimes.xxv

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3.	PNC has not taken into account the Treaty on the Prohibition of Nuclear Weapons and associated increasing reputational and legal risks.

The PNC Board’s conclusion that relationships to the nuclear weapons industry do not pose a material credit, legal, or reputational risk to PNC is lacking and does not take into account the Treaty on the Prohibition of Nuclear Weapons (TPNW), which entered into force in January 2021. The TPNW explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.xxvi There are currently 86 signatories to the TPNW and 60 states have ratified or acceded to the Treaty.xxvii This may impact existing contracts for nuclear weapons among the companies PNC finances, leading to financial risk, or may force states to interfere in business activities that are now illegal under the TPNW. Companies may also be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states parties and states not party has nearly ceased: three countries are believed to actively produce landmines and ten countries are likely actively producing cluster munitions.xxviii Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a state not party to the CMM, since the treaty’s entry into force.xxix States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.xxx

The TPNW has inspired other financial institutions to actively exit financial relationships with nuclear weapon producers, anticipating similar effects as other weapons prohibitions. These include ABP, which in January 2018 announced an end to all financing relationshipsxxxi, and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.xxxii Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and almost 60 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.xxxiii Reputational risk is subjective, and this is a small example demonstrating how similarly sized investors have assessed these risks.

Increasing scrutiny of lending practices and international pressure for nuclear disarmament escalates the risk to PNC and exposes the company to reputational risk as a retail banker. The Stop Banking the Bomb Campaign has held over 90 demonstrations outside of PNC offices, including during PNC’s shareholder meetings, calling for divestment from nuclear weapons manufacturers.xxxiv Furthermore, PNC positions itself as a sustainable and responsible bank, and faces reputational risks if its operations conflict with this positioning.

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Conclusion

Proponents encourage all PNC shareholders to support Item 4, shareholder proposal on Risks Associated with Financing the Nuclear Weapons Industry, at the PNC Financial Services Annual Meeting of Shareholders on April 27, 2022.

Support for this proposal is warranted and in the best interest of shareholders because:

PNC’s Environmental and Social Risk Management (“ESRM”) framework, due diligence processes, and screens not only lag behind peers, but also do not explicitly address the risks associated with financing nuclear weapons, despite the severity and likelihood of harm to potential stakeholders. Shareholders would benefit from increased disclosure on how PNC is managing the risks associated with nuclear weapon financing, especially as the entry into force of the Treaty on the Prohibition of Nuclear Weapons will likely result in increasing reputational and legal risk.

For further information, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the Sisters of St. Joseph of Brentwood, via email: jlyon@iasj.org or phone: 973-509-8800.

i https://www.pnc.com/en/about-pnc/corporate-responsibility/corporate-social-responsibility/governance-risk/values-business.html

ii https://www.un.org/disarmament/wmd/nuclear/tpnw/

iii https://www.pnc.com/en/about-pnc/corporate-responsibility/corporate-social-responsibility/governance-risk/values-business.html

iv https://about.bankofamerica.com/assets/pdf/human-rights-statement.pdf ; https://www.citigroup.com/citi/citizen/data/citi_statement_on_human_rights.pdf ; https://www.jpmorganchase.com/about/our-business/human-rights

v https://www.clusterconvention.org/

vi https://www.banktrack.org/download/worldwide_investments_in_cluster_munitions_a_shared_responsibility_2/full_report_june_2012_0.pdf

vii https://www.dontbankonthebomb.com/perilous-profiteering/

viii https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

ix General comment No. 36 (2018) on article 6 of the International Covenant on Civil and Political Rights, on the right to life, available at: https://tbinternet.ohchr.org/Treaties/CCPR/Shared%20Documents/1_Global/CCPR_C_GC_36_8785_E.pdf pg. 16; https://www.icrc.org/en/document/humanitarian-impacts-and-risks-use-nuclear-weapons

x https://www.icrc.org/en/document/humanitarian-impacts-and-risks-use-nuclear-weapons

xi https://www.scientificamerican.com/article/limited-tactical-nuclear-weapons-would-be-catastrophic/

xii https://www.propertycasualty360.com/2017/08/22/insurance-implications-of-war-domestic-terrorism-and-nuclear-threats/?slreturn=20210224155255#:~:text=Nuclear%20weapons%20are%20so%20dangerous,nuclear%20reactions%20are%20also%20excluded.

xiii https://thebulletin.org/doomsday-clock/current-time/

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xiv https://www.armscontrol.org/issue-briefs/2020-03/surging-us-nuclear-weapons-budget-growing-danger#:~:text=While%20the%20Pentagon%20is%20projecting,the%20Pentagon's%20total%20acquisition%20costs; https://www.wsj.com/articles/biden-to-review-u-s-nuclear-weapons-programs-with-eye-toward-cuts-11608805800; https://thehill.com/policy/defense/541906-lawmakers-gird-for-spending-battle-over-nuclear-weapons; https://www.armscontrol.org/act/2022-04/news/biden-policy-allows-first-use-nuclear-weapons

xv https://www.hlregulation.com/2017/09/14/the-responsibility-to-respect-human-rights-in-the-banking-sector/

xvi https://nukewatch.org/new-and-updated-item/this-is-how-the-biggest-arms-manufacturers-steer-millions-to-influence-us-policy/

xvii https://www.dontbankonthebomb.com/wp-content/uploads/2019/06/2019_HOS_web.pdf

xviii https://www.amnesty.org/download/Documents/ACT3008932019ENGLISH.PDF

xix https://complaints.oecdwatch.org/cases/Case_474

xx https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

xxi https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

xxii https://www.opensecrets.org/federal-lobbying/clients/summary?id=D000000100

xxiii https://www.dontbankonthebomb.com/wp-content/uploads/2019/06/2019_HOS_web.pdf

xxiv https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime

xxv https://investigate.afsc.org/company/general-dynamics

xxvi The full text of the Treaty on the Prohibition of Nuclear Weapons is available: http://undocs.org/A/CONF.229/2017/8

xxvii https://www.icanw.org/signature_and_ratification_status

xxviii Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

xxix Worldwide Investment in Cluster Munitions, PAX, December 2018, https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

xxx “Egypt: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 9 October 2018, http://www.the-monitor.org/engb/reports/2018/egypt/mine-ban-policy.aspx#ftn7 ; “United States: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 18 December 2019, http://www.the-monitor.org/en-gb/reports/2019/united-states/mine-banpolicy.aspx#:~:text=%5B13%5D%20The%202020%20Trump%20administration,countries%20between%201969%20and%201992.

xxxi “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx

xxxii “KBC nuclear arms policy fully in line with UN Treaty on Prohibition of Nuclear Weapons”, KBC Group, January 2021, https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=IwAR310l3vmdVLa9ROnhlS-MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

xxxiii https://www.dontbankonthebomb.com/policy-analysis-report-rejecting-risk/

xxxiv http://www.nuclearban.us/stop-banking-the-bomb-the-campaign-to-get-pnc-bank-to-divest-from-nuclear-weapons/

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